UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On October 30, 2023, Alpha Technology Group Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC, as representative of the underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

On November 2, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-273289), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2023, as amended, and declared effective by the SEC on October 30, 2023. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ATGL” on October 31, 2023.

In connection with the IPO, the Company issued a press release on October 31, 2023, announcing the pricing of the IPO and a press release on November 2, 2023, announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Limited

Date: November 3, 2023	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

3